UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kalvista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483497103

(CUSIP Number)

RA Capital Management, LLC

20 Park Plaza, Suite 1200

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 786,270 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 786,270 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 786,270 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%[1]
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1 The reporting person is the beneficial owner of 786,270 shares of the Issuer’s Common Stock which constitute approximately 4.6% of the class outstanding. The percentage calculation assumes that there are currently 17,247,348 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019.

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 786,270 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 786,270 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 786,270 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 786,270 shares of the Issuer’s Common Stock which constitute approximately 4.6% of the class outstanding. The percentage calculation assumes that there are currently 17,247,348 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2017, as amended to date (the “Statement”) by the Reporting Persons with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Kalvista Pharmaceuticals, Inc. (the “Issuer”).   Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Statement is hereby amended and restated in its entirety as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment No. 3 and Item 2 of the Statement.

(c) From the date of the most recent amendment to this Schedule 13D through April 24, 2019, the Reporting Persons disposed of 172,300 shares of Common Stock in a series of open market transactions. Details by date of the transactions are as follows:

Transaction	Date	No. Shares	Price
Sell	22-Apr-2019	91,118* and 20,982	$25.9489
Sell	23-Apr-2019	48,932* and 11,268	$25.9241

Shares marked with an * were sold by the Fund. The remaining shares were sold by the Account.

(d) None.

(e) As a result of the transactions reported herein, neither of the Reporting Persons beneficially owns more than 5% of the Issuer’s Common Stock, and therefore neither Reporting Person remains subject to Section 13(d) of the Exchange Act with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        April 24, 2019

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky